                                                                 EXHIBIT 99.1








FOR IMMEDIATE RELEASE
---------------------
At the Company:                                    At Financial Relations Board:
Stephen L. DeMaria                             Hannah Bruce, General Information
(510) 274-0700                                Stephanie Mishra, Investor Contact
                                                                  (415) 986-1591

                FIBREBOARD SIGNS LETTER OF INTENT TO SELL
                        WOOD PRODUCTS GROUP

     (WALNUT CREEK, CALIFORNIA, June 20, 1995) -- Fibreboard Corporation (AMEX:FBD) announced today that it has signed a Letter of Intent to sell to Sierra Pacific Industries substantially all the assets of its Wood Products operations, including approximately 76,000 acres of timberland and its facilities at Standard, Chinese Camp, Red Bluff, and Keystone, all of which are located in central California. The estimated purchase price after certain adjustments at closing is between $240 and 250 million. After-tax cash proceeds to Fibreboard are estimated at $170-180 million with a gain for financial reporting purposes estimated in the range of $75 to 80 million, approximately, $8.50 per share.

     The transaction, which is subject to execution of a definitive purchase agreement, approval of the parties' respective Boards of Directors and government regulatory approval, is expected to take several months to close.

     Fibreboard Chairman John D. Roach stated, "We believe that the sale of the Wood Products Group is in the best long-term interests of our shareholders as it will allow us to focus our resources on strategic opportunities in other segments of the building products industry. We were pleased to find strong interest in our Wood Products operations from a number of strategic and financial buyers. In addition to representing what we view as a fair price, we feel the Sierra Pacific bid is in the best interests of our existing Wood Products employees."

     Headquartered in Northern California, Fibreboard Corporation is a leader in the building products industry, manufacturing wood and vinyl products and industrial insulation. Registered trade names include Norandex and Pabco. In addition to owning approximately 80,000 acres of timberland in the Central Sierra Nevada mountains of California, the company also owns and operates two California resorts: Northstar-at-Tahoe, an all season ski and golf resort and conference center, and Sierra-at-Tahoe, a day ski facility.
                                          #####